UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 6-K
___________________________________
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 OR 15d-16
of the Securities Exchange Act of 1934

for the Month of November 2022

Commission File Number: 001-40850
___________________________________
Exscientia plc
(Translation of registrant’s name into English)
___________________________________

The Schrödinger Building
Oxford Science Park
Oxford OX4 4GE
United Kingdom
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

OTHER EVENTS

On November 15, 2022, Exscientia plc (the “Company”) issued a press release announcing its third quarter financial results. The Company’s unaudited condensed consolidated financial statements as of September 30, 2022 are attached as Exhibit 99.1 and are incorporated by reference herein. The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations is attached as Exhibit 99.2 and is incorporated by reference herein.

The press release is attached as Exhibit 99.3 and is incorporated by reference herein.

The information in the attached Exhibits 99.1 and 99.2 shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File Number 333-260315) and the related prospectus, as such registration statement and prospectus may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in the attached Exhibit 99.3 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements as of September 30, 2022 and 2021 and for the Three and Nine Months ended September 30, 2022 and 2021
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months ended September 30, 2022 and 2021
99.3	Press Release, dated November 15, 2022 Exscientia Business Update for Third Quarter 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on this 15th day of November, 2022.

EXSCIENTIA PLC

By:	/s/ Andrew Hopkins
Name:	Andrew Hopkins
Title:	Chief Executive Officer

Exscientia plc

Unaudited Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income for the three and nine months September 30, 2022 and 2021

		Three months ended September 30,		Nine months ended September 30,
		2022	2021	2022	2021
	Note	£’000	£’000	£’000	£’000
Revenue	4	6,298	17,644	20,410	23,219
Cost of sales		(9,188)	(4,808)	(23,761)	(12,288)
Gross (loss)/profit		(2,890)	12,836	(3,351)	10,931

Research and development expenses		(36,776)	(12,929)	(93,235)	(25,308)
General administrative expenses		(10,310)	(8,595)	(30,189)	(19,398)
Foreign exchange gains/(losses)		7,421	1,658	39,892	(1,241)
Loss on forward contracts	14	—	—	(11,287)	—
Other income	5	1,240	1,752	4,190	3,004
Operating loss	6	(41,315)	(5,278)	(93,980)	(32,012)

Finance income	7	2,148	2	2,660	7
Finance expenses		(89)	(59)	(216)	(118)
Share of loss of joint venture	12	(114)	(244)	(679)	(987)
Loss on derivative financial instrument	14	—	(1,362)	—	—
Loss before taxation		(39,370)	(6,941)	(92,215)	(33,110)

Income tax benefit	8	3,894	1,859	12,571	3,963
Loss for the period		(35,476)	(5,082)	(79,644)	(29,147)

Other comprehensive income:
Items that may be reclassified to profit or loss
Foreign currency gain on translation of foreign operations		1,295	447	2,312	453
Items that will not be reclassified to profit or loss
Change in fair value of equity investments at fair value through OCI		—	—	—	300
Total other comprehensive income for the period, net of tax		1,295	447	2,312	753

Total comprehensive loss for the period		(34,181)	(4,635)	(77,332)	(28,394)

Basic and diluted loss per share (£)	9	(0.29)	(0.20)	(0.65)	(1.06)

The above unaudited condensed consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Exscientia plc

Unaudited Condensed Consolidated Statement of Financial Position as at September 30, 2022 and December 31, 2021

		September 30, 2022	December 31, 2021
	Note	£’000	£’000
ASSETS

Non-current assets
Goodwill	10	6,302	5,985
Other Intangible assets, net	10	34,674	36,330
Property, plant and equipment, net	11	27,133	8,740
Investment in joint venture	12	9	424
Right-of-use assets, net	13	7,247	5,154
Other receivables		100	100
Investments in equity instruments	14	2,145	2,145
Total non-current assets		77,610	58,878

Current assets
Trade receivables		360	1,189
Other receivables and contract assets		10,312	6,313
Current tax assets		23,134	11,754
Inventories		194	359
Short term bank deposits	14	100,646	—
Cash and cash equivalents		460,439	562,173
Total current assets		595,085	581,788

Total assets		672,695	640,666

EQUITY AND LIABILITIES

Capital and reserves
Share capital	15	61	60
Share premium		364,603	364,579
Deferred shares	15	—	3
Capital redemption reserve	15	3	—
Foreign exchange reserve		1,661	(659)
Share-based payment reserve		29,346	12,930
Fair value reserve		(199)	(199)
Merger reserve		54,213	54,213
Retained earnings		61,334	135,886
Total equity attributable to owners of the parent		511,022	566,813

Exscientia plc

Unaudited Condensed Consolidated Statement of Financial Position as at September 30, 2022 and December 31, 2021 (continued)

		September 30, 2022	December 31, 2021
	Note	£’000	£’000
LIABILITIES

Non-current liabilities
Loans		312	296
Lease liabilities	13	4,784	3,804
Deferred tax liability, net		6,495	7,121
Contract liabilities and other advances	16	70,533	16,359
Provisions	17	741	537
Total non-current liabilities		82,865	28,117

Current liabilities
Trade payables		17,593	6,290
Lease liabilities	13	1,639	1,075
Contract Liabilities and other advances	16	36,901	29,962
Other payables	18	22,675	8,409
Total current liabilities		78,808	45,736

Total liabilities		161,673	73,853

Total equity and liabilities		672,695	640,666

The above unaudited condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

Exscientia plc

Unaudited Condensed Consolidated Statement of Changes in Equity for the three months ended September 30, 2022 and 2021

	Share capital	Share premium	Foreign exchange reserve	Share-based payment reserve	Fair value reserve	Merger Reserve (*Restated)	Retained earnings/ (accumulated losses) (*Restated)	Total equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

As at July 1, 2021	—	272,223	(105)	6,330	300	—	(57,711)	221,037

Loss for the period	—	—	—	—	—	—	(5,082)	(5,082)
Foreign exchange gain on translation of subsidiaries	—	—	447	—	—	—	—	447
Total comprehensive loss for the period	—	—	447	—	—	—	(5,082)	(4,635)

Share-based payment charge	—	—	—	3,374	—	—	—	3,374
Exercise of share-based payment awards	—	1	—	(66)	—	—	66	1
Transfer of gain on disposal of equity instruments at fair value through OCI to retained earnings	—	—	—	—	(90)	—	90	—
Shares issued on acquisition of subsidiary	2	13,886	—	—	—	—	—	13,888
Share for share exchange (*)	630	—	—	—	—	217,381	—	218,011
Bonus issue (*)	217,381	—	—	—	—	(217,381)	—	—
Share capital reduction (*)	(217,381)	—	—	—	—	—	217,381	—
Nominal value reduction (*)	(580)	—	—	—	—		580	—
Reorganisation elimination entry (*)	—	(272,224)	—	—	—	54,213	—	(218,011)
As at September 30, 2021	52	13,886	342	9,638	210	54,213	155,324	233,665

*See note 2 for details of the restatement.

The above unaudited condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Exscientia plc

Unaudited Condensed Consolidated Statement of Changes in Equity for the three months ended September 30, 2022 and 2021 (continued)

	Share capital	Share premium	Deferred Shares	Capital Redemption Reserve	Foreign exchange reserve	Share-based payment reserve	Fair value reserve	Merger Reserve	Retained earnings/ (accumulated losses)	Total equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

As at July 1 2022	61	364,597	—	3	366	25,225	(199)	54,213	90,818	535,084

Loss for the period	—	—	—	—	—	—	—	—	(35,476)	(35,476)
Foreign exchange gain on translation of subsidiaries	—	—	—	—	1,295	—	—	—	—	1,295
Total comprehensive loss for the period	—	—	—	—	1,295	—	—	—	(35,476)	(34,181)

Share-based payment charge	—	—	—	—	—	10,113	—	—	—	10,113
Exercise of share-based payment awards	—	6	—	—	—	(5,992)	—	—	5,992	6
As at September 30, 2022	61	364,603	—	3	1,661	29,346	(199)	54,213	61,334	511,022

The above unaudited condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Exscientia plc

Unaudited Condensed Consolidated Statement of Changes in Equity for the nine months ended September 30, 2022 and 2021

	Share capital	Share premium	Foreign exchange reserve	Share-based payment reserve	Fair value reserve	Merger Reserve (*Restated)	Retained earnings/ (accumulated losses) (*Restated)	Total equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

As at January 1, 2021	—	89,099	(111)	3,589	—	—	(34,054)	58,523

Loss for the period	—	—	—	—	—	—	(29,147)	(29,147)
Foreign exchange gain on translation of subsidiaries	—	—	453	—	—	—	—	453
Change in fair value of equity instruments through OCI	—	—	—	—	300	—	—	300
Total comprehensive loss for the period	—	—	453	—	300	—	(29,147)	(28,394)

Share-based payment charge	—	—	—	6,523	—	—	—	6,523
Issue of share capital, net of transaction costs	—	183,124	—	—	—	—	—	183,124
Exercise of share options	—	1	—	(474)	—	—	474	1
Transfer of gain on disposal of equity instruments at fair value through OCI to retained earnings	—	—	—	—	(90)	—	90	—
Shares issued on acquisition of subsidiary	2	13,886	—	—	—	—	—	13,888
Share for share exchange (*)	630	—	—	—	—	217,381	—	218,011
Bonus issue (*)	217,381	—	—	—	—	(217,381)	—	—
Share capital reduction (*)	(217,381)	—	—	—	—	—	217,381	—
Nominal value reduction (*)	(580)	—	—	—	—		580	—
Reorganisation elimination entry (*)	—	(272,224)	—	—	—	54,213	—	(218,011)
As at September 30, 2021	52	13,886	342	9,638	210	54,213	155,324	233,665

*See note 2 for details of the restatement.

The above unaudited condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Exscientia plc

Unaudited Condensed Consolidated Statement of Changes in Equity for the nine months ended September 30, 2022 and 2021 (continued)

	Share capital	Share premium	Deferred Shares	Capital Redemption Reserve	Foreign exchange reserve	Share-based payment reserve	Fair value reserve	Merger Reserve	Retained earnings/ (accumulated losses)	Total equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

As at January 1, 2022	60	364,579	3	—	(659)	12,930	(199)	54,213	135,886	566,813

Loss for the period	—	—	—	—	—	—	—	—	(79,644)	(79,644)
Foreign exchange gain on translation of subsidiaries	—	—	—	—	2,320	(8)	—	—	—	2,312
Total comprehensive loss for the period	—	—	—	—	2,320	(8)	—	—	(79,644)	(77,332)

Share-based payment charge	—	—	—	—	—	23,799	—	—	—	23,799
Exercise of share options	1	24	—	—	—	(7,375)	—	—	5,092	(2,258)
Cancellation of deferred shares	—	—	(3)	3	—	—	—	—	—	—
As at September 30, 2022	61	364,603	—	3	1,661	29,346	(199)	54,213	61,334	511,022

The above unaudited condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Exscientia plc

Unaudited Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2022 and 2021

		September 30, 2022	September 30, 2021
	Note	£’000	£’000
Cash flows from operating activities
Loss before tax		(92,215)	(33,110)
Adjustments to reconcile loss before tax to net cash flows from operating activities:
Depreciation of right-of-use assets	13	1,168	559
Depreciation of property, plant and equipment	11	2,176	925
Amortisation of intangible assets	10	3,462	780
Revenue settled with non-cash consideration		—	(3,349)
Loss recognised from joint venture	12	679	987
Finance income	7	(2,660)	(7)
Finance expenses		216	118
R&D tax credits	5	(2,851)	(1,314)
Share-based payment charge	20	23,799	6,523
Foreign exchange gain		(31,815)	(39)

Changes in working capital:
Decrease/(increase) in trade receivables		829	(6,879)
Increase in other receivables and contract assets		(3,999)	(1,955)
Increase in contract liabilities and other advances		61,113	34,133
Increase in trade payables		10,626	2,451
Increase in other payables		10,861	7,450
Decrease/(increase) in inventories		165	(31)

Interest received		1,822	7
Interest paid		(23)	(21)
Income taxes received		3,172	246
Net cash flows (used in)/from operating activities		(13,475)	7,474

Cash flows from investing activities
Payment for acquisition of subsidiary, net of cash acquired		—	(18,036)
Purchase of property, plant and equipment		(16,559)	(4,032)
Purchase of intangible assets	10	(42)	(1,460)
Additional investment in joint venture	12	(242)	(1,424)
Cash invested in short term bank deposits	14	(100,000)	—
Net cash flows used in investing activities		(116,843)	(24,952)

Exscientia plc

Unaudited Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2022 and 2021 (continued)

		September 30, 2022	September 30, 2021
	Note	£’000	£’000
Cash flows from financing activities
Proceeds from issue of share capital, net of transactions costs		23	183,124
Cash paid on net settlement of share based payments	20	(2,283)	—
Payments of obligations under lease liabilities		(1,174)	(618)
Net cash flows (used in)/from financing activities		(3,434)	182,506

Net (decrease)/increase in cash and cash equivalents		(133,752)	165,028
Exchange gain on cash and cash equivalents		32,018	19
Cash and cash equivalents at the beginning of the year		562,173	62,584
Cash and cash equivalents at the end of the period		460,439	227,631

Supplemental disclosure of total cashflow information
Net (decrease)/increase in cash and cash equivalents		(133,752)	165,028
Increase in short term bank deposits		100,646	—
Net (decrease)/increase in cash, cash equivalents and short term bank deposits		(33,106)	165,028

Supplemental disclosure of operating inflow information
Cash flow from collaborations		91,074	48,565
Amounts invoiced during the period		(86,488)	(55,556)
Foreign exchange (gains)/losses on trade receivables		(3,757)	112
Decrease/(increase) in trade receivables		829	(6,879)

Supplemental non-cash investing Information
Change in capital expenditures recorded within trade payables		679	(574)
Change in capital expenditures recorded within other payables		3,315	147

The above unaudited condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2022 and 2021
1.General information

These unaudited condensed consolidated financial statements reflect the financial performance and position of Exscientia plc (the ‘Company’) and its subsidiaries (collectively the ‘Group’ or ‘Exscientia’) for the three and nine months ended September 30, 2022 and 2021.

Exscientia plc is a public company incorporated in England and Wales and has the following wholly owned subsidiaries: Exscientia (UK) Holdings Limited, Exscientia AI Limited, Exscientia Inc., Exscientia Ventures I, Inc., Exscientia Ventures II, Inc., Exscientia KK, Kinetic Discovery Limited and Exscientia GmbH as well as two 50% owned joint ventures: RE Ventures I, LLC (“RE Ventures”) and RE Ventures II, LLC.

The principal activity of the Group is that of the application of artificial intelligence (“AI”) and machine learning (“ML”) to the discovery and design of novel therapeutic compounds. Exscientia’s technology platform combines the best of human and computational capabilities to accelerate the process of designing novel, safe and efficacious compounds for clinical testing in humans.

2.Accounting policies

a)Basis of preparation

These unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2022 and 2021 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board. The accounting policies and methods of computation applied in the preparation of the unaudited condensed consolidated financial statements are consistent with those applied in the Group’s annual financial statements for the year ended December 31, 2021 except for the estimation of income tax (see note 8).

The financial statements do not include all of the information required for annual financial statements and should be read in conjunction with the consolidated financial statements of the Group for the year ended December 31, 2021.

The financial statements have been prepared on the historical cost basis, with the exception of certain financial instruments which are measured at fair value.

The financial statements and footnotes have been presented in Pounds Sterling (“Sterling”). This is the functional currency of the Company, being the currency of the primary economic environment in which the Company operates, and the presentational currency of the Group. All values are rounded to the nearest thousand pound (“£’000”) except where otherwise indicated.

These unaudited condensed consolidated financial statements were prepared at the request of the Group’s Board of Directors (the “Board”) to meet regulatory and contractual commitments and were approved by the Board on November 10, 2022 and signed on its behalf by Andrew Hopkins, Chief Executive Officer of the Group.

b)Basis of consolidation

These unaudited condensed consolidated Group financial statements consolidate the financial statements of Exscientia plc and all its subsidiary undertakings made up to September 30, 2022.
c)Going concern

As at September 30, 2022, the Group’s cash, cash equivalents and short-term bank deposits amounted to £561,085,000, with total unrestricted cash and short-term bank deposits amounting to £559,749,000. The Group has incurred significant research and development expenses from the start of the Group’s activities, however primarily as a result of cash inflows from collaborations during both periods net cash outflows from operating activities amounted to only £13,475,000 for the nine months ended September 30, 2022, with net cash inflows from operating activities of £7,474,000 for the nine months ended September 30, 2021. Taking into account the Group’s cash, cash equivalents and short-term bank deposits as at September 30, 2022, the Board believes that the Group has sufficient financial resources to cover its planned cash outflows for the foreseeable future, being a period of at least twelve months from the date of issuance of these financial statements.

As the Group has concluded that there is no substantial doubt about its ability to continue as a going concern within one year of the issuance of these financial statements, the Group has prepared these financial statements under the going concern assumption.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2022 and 2021
2.Accounting policies (continued)

d)Application of new and revised International Financial Reporting Standards (IFRSs)

There have been no new or revised accounting standards that have had an impact on the unaudited condensed consolidated financial statements relative to those applied within the consolidated financial statements of the Group for the year ended December 31, 2021. Any new accounting standards implemented were assessed and determined to be either not applicable or did not have a material impact on the interim financial statements or processes.

e)Significant accounting policies

The significant accounting policies are disclosed in the consolidated financial statements of the Group for the year ended December 31, 2021. There have been no changes to existing accounting policies for the three and nine months ended September 30, 2022 with the exception of share-based payments which has been amended as a result of the issue of performance options and performance share units (“PSUs”) to certain employees during the period which contain performance-based vesting conditions, and derivative financial instruments as a result of certain forward contract transactions executed during the period.

Share based payments

The Group operates equity-settled share-based compensation plans whereby certain employees of the Group are granted equity awards in the Company in the form of share options, restricted share units (“RSUs”), performance options and performance share units.

The fair value of awards granted is recognised as an expense within profit or loss with a corresponding increase in equity. The fair value of the award is measured at the grant date and is spread over the period during which the respective employee becomes unconditionally entitled to the award. The fair value of share options and those performance option and PSU awards not containing market-based performance conditions are valued using a Black-Scholes model, whilst performance options and PSUs containing market-based conditions are valued using a Monte-Carlo model. The fair value of RSUs is based on the market value of the underlying shares at the award grant date.

At each statement of financial position date, the Group revises its estimate of the number of awards that are expected to become exercisable based on forfeiture rates, and with the exception of changes in the estimated probability of achieving market-based performance conditions, adjustments are made such that at the end of the vesting period the cumulative charge is based on the number of awards that eventually vest.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also recognised in profit or loss over the remaining vesting period. There were no modifications to the terms and conditions of options during the current or previous financial period.

When a share based payment award is exercised an intra-equity movement is recorded to transfer the cumulative charge recorded within the share-based payment reserve for those awards to retained earnings.

Derivative financial instruments- forward contracts

Derivative financial instruments relating to currency forward contracts are initially recognised at fair value on the date at which the derivative contract is executed, and are subsequently re-measured at fair value each period-end. Any gains and losses arising from changes in the fair value of derivatives are recognised within the consolidated statement of profit or loss.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2022 and 2021
2.Accounting policies (continued)

Restatement of previously issued financial information

In the Company’s unaudited condensed consolidated statements of changes in equity for the three and nine months ended September 30, 2021, the effects of the corporate reorganisation executed in August 2021 were presented within a single line item, “Effects of corporate reorganisation”. Additional disclosure has been provided within the statement of changes in equity for the three and nine months ended September 30, 2021 contained in these condensed consolidated financial statements by separating the elements of the reorganisation into additional line items noted with an asterisk, and the net impact of the effects of the corporate reorganisation has been restated to include the recognition of a merger reserve totalling £54,213,000, with a corresponding reduction in retained earnings. This presentation is consistent with the presentation within the Company’s audited financial statements as of and for the year ended December 31, 2021.

A classification error was identified within the Company’s unaudited condensed consolidated statements of cash flows as of and for the three month period ended March 31, 2022 and as of and for the six month period ended June 30, 2022 related to the presentation of foreign exchange gains and losses on cash and cash equivalents, whereby certain exchange gains and losses relating to cash and cash equivalents were presented within net cash inflows from operating activities, rather than within exchange gains and losses on cash and cash equivalents. The effects on the condensed consolidated statements of cash flows for the three months ended March 31, 2022 and six months ended June 30, 2022 are shown in the tables below.

	three months ended March 31, 2022
	As originally reported	Adjustment	As restated
	£’000	£’000	£’000
Foreign exchange gain	(59)	(7,725)	(7,784)
Net cash flows (used in)/from operating activities	(7,920)	(7,725)	(15,645)
Net (decrease)/increase in cash and cash equivalents	(14,905)	(7,725)	(22,630)
Exchange gain on cash and cash equivalents	34	7,725	7,759
Cash and cash equivalents at the beginning of the year	562,173		562,173
Cash and cash equivalents at the end of the period	547,302	—	547,302

	six months ended June 30, 2022
	As originally reported	Adjustment	As restated
	£’000	£’000	£’000
Foreign exchange gain	(36)	(24,481)	(24,517)
Net cash flows from operating activities	52,033	(24,481)	27,552
Net (decrease)/increase in cash and cash equivalents	(60,448)	(24,481)	(84,929)
Exchange gain on cash and cash equivalents	107	24,481	24,588
Cash and cash equivalents at the beginning of the year	562,173		562,173
Cash and cash equivalents at the end of the period	501,832	—	501,832

The reclassification also impacts the condensed consolidated statement of cash flows for the six months ended June 30, 2021, whereby foreign exchange losses within net cash flows from operating activities were understated by £2,131,000 with a corresponding understatement of exchange losses on cash and cash equivalents. The impact of adjusting these amounts would be to increase net cash flows from operating activities for the six months ended June 30, 2021 from £3,722,000 to £5,853,000, and exchange losses on cash and cash equivalents from £1,000 to £2,132,000.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2022 and 2021
3.Critical accounting estimates and judgements

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions. These judgments, estimates and assumptions affect the reported assets and liabilities as well as income and expenses in the financial period.

The estimates are based on information available when the consolidated financial statements are prepared, historical experience and various other factors which are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. The significant estimates and judgements made by management in applying the Group’s accounting policies are the same as those applied in the consolidated financial statements for the year ended December 31, 2021. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising that are beyond the Group’s control. Hence, estimates may vary from the actual values.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or the period of revision and future periods if this revision affects both current and future periods.

4.Revenue

Revenue recognised during the three and nine months ended September 30, 2022 and 2021 relates to collaboration agreements with Bristol Myers Squibb Company (“BMS”), Celgene Switzerland LLC (“Celgene”) (a company acquired by BMS subsequent to the inception of the collaboration), Bayer AG (“Bayer”), GT Apeiron (“GTA”), Sanofi S.A. (“Sanofi”) and the Group’s joint venture with RallyBio IPB, LLC (“RallyBio”), RE Ventures as well as legacy contracts operated by the Group’s Austrian subsidiary. The proportion of revenue by customer in each period is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	%	%	%	%
BMS (including Celgene)	77	99	83	81
GTA	—	—	—	15
Bayer	—	—	6	—
Sanofi	18	—	8	—
Others	5	1	3	4
	100	100	100	100

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	£’000	£’000	£’000	£’000
Service fees	334	—	670	333
Licensing fees - opt-in payments and milestones achieved	—	14,437	—	17,786
Licensing fees - upfront payments and research funding (including term extension payments)	5,964	3,207	19,740	5,100
Total Revenue	6,298	17,644	20,410	23,219

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2022 and 2021
4.Revenue (continued)

Revenue is recognised upon the satisfaction of performance obligations, which occurs when control of the goods or services transfers to the customer. All licensing revenues during the three and nine months ended September 30, 2022 and 2021 relate to obligations discharged over time, and input methods are utilised in order to estimate the extent to which the performance obligations have been satisfied at the end of the reporting period based upon costs incurred, which can be internal or third party in nature.

For obligations discharged over time the Group recognises revenue equal to recoverable costs incurred for new collaborations from their inception until such time as the collaboration is sufficiently progressed such that the Group can reliably estimate the level of profit that will be achieved from delivery of the related performance obligations. Where collaborations include significant variable consideration which is constrained at the inception of the arrangement this can lead to gross losses being recognised during the early stages of a contract. Service fees during the three and nine months ended September 30, 2022 relate to revenues generated from legacy contracts held by Exscientia GmbH, in relation to which revenue is recognised at a point in time; with service fees for the three and nine months ended September 30, 2021 relating to obligations discharged over time.

On March 11, 2022, BMS extended its first collaboration arrangement with the Group by six months in order to generate additional data including the use of translational capabilities for key targets under the collaboration using the Group’s precision medicine platform, in relation to which the Group received a cash payment of $5,000,000. The term extension payment has been treated as an addition to the transaction price relating to the collaboration’s partially unsatisfied performance obligations relating to the design and development of candidates for collaboration targets, with a cumulative recognition of revenue at that date based upon the progress towards satisfaction of the related performance obligations in accordance with paragraph 21b of IFRS 15. The remaining element of the transaction price will be recognised as revenue as the performance obligations are satisfied.

On May 30, 2022, the Group ended its pre-existing collaboration arrangement with Bayer AG. Upon ending the agreement all remaining performance obligations pertaining to the contract were deemed to be fully discharged, resulting in the recognition of revenues totalling £1,153,000 at that point.

During the nine months ended September 30, 2021, £14,437,000 was recognised in relation to a candidate opt-in milestone achieved in respect of the Group’s collaboration with Celgene, in addition to £3,349,000 recognised as revenue in relation to a candidate selection milestone achieved in respect of the Group’s collaboration with GTA.

No changes to estimated total projected external costs were noted during the three and nine months ended September 30, 2022 that had a significant impact on revenues recognised during the period. During the three and nine month period to September 30, 2021, the Group reassessed its estimate of total projected external costs to be incurred over the course of its collaboration with Celgene. As a result of changes in the competitive landscape during the period and additional estimated costs relating to the design and profiling of additional candidate compounds to further support the Group’s patent applications, the Group’s expectations of total project external costs at September 30, 2021 was 31% higher than at December 31, 2020.

The Group has assessed its significant collaboration arrangements with commercial partners and determined that no provision for future operating losses is required as at September 30, 2022 taking into account expected future cash inflows and remaining contract liabilities amounts for each collaboration relative to the remaining unavoidable costs of meeting the contracts’ obligations in each instance.

5.Other Income

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	£’000	£’000	£’000	£’000
Grant income	468	1,149	1,339	1,690
R&D expenditure credits	772	603	2,851	1,314
	1,240	1,752	4,190	3,004

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2022 and 2021
5.Other Income (continued)

As at December 31, 2021 the Group operated three grants, consisting of a European governmental grant, a grant from the Gates Foundation and a grant from the Austrian Research Promotion Agency (“FFG”). The first two grants provide reimbursement for certain personnel, consumables and overhead costs incurred in the performance of research and development activities, while the FFG grant relates to the early stage testing of a drug’s action in solid tumour patient samples with high content microscopy and deep-learning.

On July 29, 2022 the Group was awarded a grant from the Austrian Wirtshaftsservice providing funding in respect of capital investments made in the period from August 2020 to the end of February 2022.

The maximum amounts receivable under the grants are £1,170,000, £3,326,000, £1,797,000 and £113,000 respectively, with total amounts received of £248,000, £2,932,000, £1,576,000 and £91,000 as at September 30, 2022, respectively (December 31, 2021: £248,000, £2,285,000 and £1,252,000, respectively).

6.Operating Loss

Operating loss for the three and nine months ended September 30, 2022 and 2021 has been arrived at after charging/(crediting):

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	£’000	£’000	£’000	£’000
Depreciation of property, plant and equipment	901	354	2,176	925
Depreciation of right-of-use assets	461	247	1,168	559
Amortisation of intangible assets	1,179	767	3,462	780
Research and development expenses	36,776	12,929	93,235	25,308
Foreign exchange (gain)/loss	(7,421)	(1,658)	(39,892)	1,241
Loss on forward contracts	—	—	11,287	—
Share-based payment charge	10,113	3,374	23,799	6,523

7.Finance Income

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	£’000	£’000	£’000	£’000
Bank interest income	2,148	2	2,660	7
	2,148	2	2,660	7

8.Taxation

The Group’s income tax credit is recognised at an amount determined by multiplying the loss before taxation for the interim reporting period by the Group’s best estimate of the weighted average annual income taxation rate expected for the full financial year, adjusted for the tax effect of certain items recognised in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from the Group’s estimate of the effective tax rate for the annual financial statements.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2022 and 2021
8.Taxation (continued)

The Group’s consolidated effective tax rate in respect of continuing operations for the three and nine months ended September 30, 2022 was 9.89% and 13.63% (2021: 26.80% and 11.97%). The effective tax rate is impacted by the level of research and development tax credits claimed, which correlate to increases in qualifying research and development expenditure.

9.Earnings per share

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	£	£	£	£
Basic and Diluted loss for the period	(35,476,000)	(5,082,000)	(79,644,000)	(29,147,000)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	Number	Number	Number	Number
Weighted average number of ordinary shares	122,674,016	25,766,100	121,851,437	27,614,700

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	£	£	£	£
Basic and diluted earnings per share	(0.29)	(0.20)	(0.65)	(1.06)

Basic earnings per share (“Earnings per Share”) are calculated in accordance with IAS 33 based on earnings attributable to the Company’s shareholders and the weighted average number of shares outstanding during the period. The ordinary shares outstanding used for computation of earnings per share in all periods reflect a share split executed on October 5, 2021 consistent with the principles in IAS 33 paragraph 64, as described in note 21 of the consolidated financial statements of the Group for the year ended December 31, 2021.

The Company issues performance options, share options, RSUs and PSUs to employees, upon the exercise of which ordinary shares are issued. Inclusion of these awards would have an anti-dilutive effect due to the loss incurred during the period, therefore basic and diluted loss per share are the same.

10.Goodwill and other intangible assets

During the nine months ended September 30, 2022 the Group acquired assets at a cost of £42,000 relating to computer software. There were no disposals in the period. The amortisation charge for the period of £3,462,000 consisted of £14,000 relating to computer equipment, £11,000 relating to patents and £3,437,000 relating to acquired intellectual property. The residual movement in the net book value of goodwill and intangible assets relates to the foreign currency translation of assets relating to the Group’s Austrian business. No impairment charge was recognised in the period.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2022 and 2021
11.Property, plant and equipment

During the nine months ended September 30, 2022, the Group acquired assets at a cost of £20,553,000, of which £13,818,000 related to assets under construction, primarily relating to leasehold improvements at the Group’s premises in Dundee, Milton Park, Oxfordshire and Vienna, Austria, £377,000 were additions to leasehold improvements, £807,000 were additions to computer equipment, £407,000 were additions to office furniture and equipment and £5,144,000 were additions to plant and equipment, primarily laboratory equipment. The depreciation charge for the period was £2,176,000.

During the nine months ended September 30, 2022, £1,049,000 was transferred from assets under construction to leasehold improvements which constituted costs relating to the fit-out of premises leased by the Group.

No disposals of property plant and equipment were made during the nine months ended September 30, 2022.

12.Investments in joint ventures and joint operations

During the nine months ended September 30, 2022, the Group made £242,000 in capital contributions to its joint venture with RallyBio, RE Ventures (nine months to September 30, 2021: £1,424,000). The Group’s share of the loss incurred by the joint venture during the three and nine months ended September 30, 2022 totalled £114,000 and £679,000 respectively (three and nine months to September 30, 2021: £244,000 and £987,000 respectively).

There were no transactions with the Group’s other joint venture with RallyBio, RE Ventures II, LLC, during the nine months ended September 30, 2022 (nine months to September 30, 2021: £nil).

The Group’s interests in joint operations are disclosed in the consolidated financial statements for the year ended December 31, 2021.

13.Leases

All right-of-use assets relate to leased premises. As at January 1, 2022 the Group had right-of-use assets relating to six pre-existing lease agreements pertaining to three properties based in the United Kingdom and one in Austria.

On March 25, 2022 the group entered into three lease arrangements in relation to additional space at its pre-existing premises within the Schrödinger Building in Oxford, United Kingdom. Two of the leases expire in September 2033, with a break period in September 2028. The Group has the right, but not the obligation to exit both leases at the end of the break period. The third lease expires in December 2023. A right-of-use asset of £2,193,000 has been recognised in relation to these leases during the nine months ended September 30, 2022.

On July 25, 2022 the group entered into a lease arrangement in relation to additional space at its pre-existing premises within the Schrödinger Building in Oxford, United Kingdom. The lease expires in February 2027 with a break period in February 2025. The Group has the right, but not the obligation to exit the lease at the end of the break period. A right-of-use asset of £369,000 has been recognised in relation to this lease during the nine months ended September 30, 2022.

A right-of-use asset of £200,000 was recognised during the nine months ended September 30, 2022 relating to estimated future restoration costs in relation to one of the Group’s pre-existing leases; see note 17 for further details.

The undiscounted lease liability contractual maturities as at September 30, 2022 and December 31, 2021 are as follows:

	September 30, 2022	31 December 2021
	£'000	£'000
Within one year	1,639	1,075
One to five years	5,049	3,811
More than 5 years	398	415
	7,086	5,301

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2022 and 2021
14.Fair value measurement of financial instruments

This note provides an update on the judgements and estimates made by the Group in determining the fair values of financial instruments since the last annual financial report.

Nature of financial instruments recognised and measured at fair value

GT shares

During the nine months ended September 30, 2022 the Group’s only financial instrument measured at fair value consisted of unlisted equity securities comprising of ordinary and preference shares in GT Apeiron Therapeutics, which were acquired in March 2021 and in relation to which the Group has taken the election provided within IFRS 9 to recognise fair value gains and losses within Other Comprehensive Income.

Unobservable market data was available to the Group as at March 31, 2022 in the form of a recent arms-length transaction involving equity instruments of the entity in question, and as such the fair value of the Group’s investment was established with reference to that transaction. Nothing has come to the Company’s attention which would suggest that the value of the investment requires material impairment or revaluation as at September 30, 2022.

Softbank equity facility

The Group entered into an equity facility with SVF II Excel (DE) LLC (“SoftBank”) on April 27, 2021. Pursuant to this agreement, subject to certain conditions, SoftBank agreed to subscribe for up to an additional £216,174,000 in Series D Preferred shares at the Group’s request. The Equity Facility Agreement terminated at the earlier of the one year anniversary of signing or, if shorter, until the consummation of an Initial Public Offering (“IPO”) or a Share Sale as defined in the Company’s Articles. The right to place shares at a pre-agreed price was classified as a derivative financial asset held at fair value through profit or loss (“FVPL”). The instrument also included an embedded derivative relating to foreign exchange volatility between the Subscription Price, which was US Dollar denominated, and the currency of the underlying shares, which are denominated in Sterling. As at June 30, 2021 the derivative financial asset had a fair value of £1,362,000. The Equity Facility was terminated upon consummation of the Group’s IPO on October 05, 2021, leading to a reversal of this income statement gain in the third quarter of 2021 and a loss of £1,362,000 during the three months ended September 30, 2021.

Foreign exchange forward contracts

During the three months ended June 30, 2022 the Group entered into one specific set of foreign exchange transactions, whereby a commitment was made to exchange US dollars for a fixed number of pounds Sterling at future dates between one and three months from the trade dates based on the estimated future cashflow needs of the Group. All of the transactions were settled within the quarter ended June 30, 2022 for a cumulative loss of £11,287,000. No such transactions were entered into during the three months ended September 30, 2022, and the group does not use derivative financial instruments for speculative purposes.

Fair value measurements using significant unobservable inputs (level 3)- equity investments at FVOCI

Unlisted equity securities
£’000
Opening balance as at January 1, 2022	2,145
Gain recognised in other comprehensive income	—
Closing balance as at September 30, 2022	2,145

The group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at September 30, 2022. There have been no transfers between levels 2 and 3 and changes in valuation techniques during the period.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2022 and 2021
14.Fair value measurement of financial instruments (continued)

Other financial instruments

On June 21, 2022, the Group invested £100,000,000 into a 12-month short term deposit with an F1+ rated UK financial institution. This short term bank deposit accrues interest at a rate of 2.35% and has been classified as a financial asset measured at amortised cost.

The Group also has a number of other financial instruments which are not measured at fair value in the balance sheet consisting of trade receivables trade and other payables, other loans and lease liabilities. For these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

15.Share capital

	September 30, 2022	December 31, 2021
	£	£
Issued and fully paid share capital
122,878,479 (2021: 120,886,527) Ordinary shares of £0.0005 each	61,439	60,443
Nil (2021: 324,121) Deferred shares of £0.01 each	—	3,241
	61,439	63,684
Shares authorised and issued (number)

	December 31, 2021	Exercise of share-based payment awards	Cancellation of deferred shares	September 30, 2022
Ordinary shares	120,886,527	1,991,952	—	122,878,479
Deferred shares	324,121	—	(324,121)	—
	121,210,648	1,991,952	(324,121)	122,878,479
On June 27, 2022 the Company cancelled the 324,121 deferred shares outstanding at that date in exchange for consideration of £1, with the repurchase resulting in the creation of a capital redemption reserve at that date.
A total of 1,991,952 shares were issued upon the exercise of share-based payment awards during the nine months ended September 30, 2022; see note 20 for further details.

Rights of share classes
Holders of ordinary shares are entitled to one vote per share at a show of hands meeting of the Company and one vote per share on a resolution on a poll taken at a meeting and on a written resolution. The deferred shares conveyed no voting rights to the shareholders prior to their repurchase.

16.Contract liabilities and other advances

	September 30, 2022	December 31, 2021
	£’000	£’000
Within one year	36,901	29,962
More than one year	70,533	16,359
	107,434	46,321

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2022 and 2021
16.Contract liabilities and other advances (continued)

A reconciliation of the movement in contract liabilities and other advances for the nine months ended September 30, 2022 is as follows:

	January 01, 2022	Additions	Recognised in the income statement	Foreign exchange	September 30, 2022
	£’000	£’000	£’000	£’000	£’000
Grants	1,889	715	(1,167)	2	1,439
Revenue generating collaborations	28,946	85,700	(19,955)	7	94,698
Joint operations	15,486	—	(4,189)	—	11,297
Total contract liabilities and other advances	46,321	86,415	(25,311)	9	107,434

Grant additions during the nine months ended September 30, 2022 relate to amounts received from the Gates Foundation and the Austrian Wirtshaftsservice during the period.

Additions to contract liabilities relating to revenue generating collaborations during the nine months ended September 30, 2022 include £74,242,000 ($100,000,000) invoiced to Sanofi relating to the collaboration initiated with that counterparty on January 4, 2022 and £11,434,000 ($15,000,000) invoiced to BMS comprising a $10,000,000 upfront payment relating to the fifth target in our second collaboration with that counterparty and a $5,000,000 payment relating to the extension of the Group’s first collaboration with BMS as described in note 4.

The Group expects to recognise its contract liabilities relating to revenue generating collaborations over the terms of the related collaborations, the longest of which extends to December 2027. As at December 31, 2021 the Group expected to recognise its contract liabilities relating to revenue generating collaborations over the period to September 2023.

A reconciliation of the movement in contract liabilities and other advances for the year ended December 31, 2021 is as follows:

	January 01, 2021	Additions	Acquired as part of acquisition	Recognised in the income statement	Foreign exchange	December 31, 2021
	£’000	£’000	£’000	£’000	£’000	£’000
Grants	2,336	1,198	114	(1,757)	(2)	1,889
Revenue generating collaborations	7,970	29,186	186	(8,393)	(3)	28,946
Joint operations	—	16,253	—	(767)	—	15,486
Total contract liabilities and other advances	10,306	46,637	300	(10,917)	(5)	46,321

17.Provisions

As at January 1, 2022 a provision of £537,000 existed in respect of the Group’s obligation to restore alterations made on leased space within one of the groups leasehold properties. The required work is expected to be completed in 2024 and 2028.

During the nine months ended September 30, 2022 an additional provision of £200,000 was recognised in respect of the Group’s obligation to restore alterations made during the period on a leased space in another of the Group’s leasehold properties. The required work is expected to be completed in 2026.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2022 and 2021
18.Other payables

	September 30, 2022	December 31, 2021
	£’000	£’000
Accruals	18,643	5,259
Other payables	828	931
Other taxation and social security	3,115	2,213
Corporation tax	89	6
	22,675	8,409

19.Related party transactions

Following the Group’s IPO on October 5, 2021 the Group has no related parties in accordance with the IAS 24 definition who are not members of the Group. Prior to the completion of the IPO, Evotec AG was deemed to be a related party through the significance of their shareholding in Exscientia plc.

During the nine months ended September 30, 2021 the Group had three main arrangements with Evotec AG and its affiliates:

•In March 2016 a joint operation set up for the development of three compounds, with each party originally retaining a 50% ownership of the underlying IP. Evotec AG has invoiced the Group £223,000 during the nine months ended September 30, 2021 in relation to this joint operation, of which £nil was outstanding at September 30, 2021. The expenses related to these amounts are recognised within research and development expenses.

•As part of this joint operation, Aptuit (Verona) SRL (an affiliate of Evotec AG) has been engaged to carry out the preclinical toxicology and manufacturing work for the lead compound. The entity invoiced the Group £724,000 during the nine months ended September 30, 2021, of which £121,000 was outstanding at September 30, 2021. The expenses related to these amounts are recognised within research and development expenses. As at September 30, 2021 the Group had recorded accruals totalling £189,000 relating to costs incurred with Aptuit that had yet to be invoiced at that date.

•Exscientia AI Limited has a services arrangement with Evotec, pursuant to which it has engaged Evotec as a contract research organisation to help deliver candidate compounds under its collaboration agreement with Celgene Corporation. The entity invoiced £9,983,000 during the nine months ended September 30, 2021, of which £1,294,000 was outstanding at September 30, 2021. The expenses related to these amounts are recognised within cost of sales.

See note 12 for details of the Group’s transactions with joint ventures during the nine months ended September 30, 2022 and 2021.

20.Share based payments

From April 2022 the Company has issued all share options, performance share options, RSUs and PSUs to employees and non-employee members of the Board of Directors under the 2021 Equity Incentive Plan (“EIP”). All awards prior to that date were issued under the following legacy plans:

–Enterprise Management Incentive (“EMI”) Scheme
–Company Share Ownership Plan (“CSOP”)
–Unapproved Share Ownership Plan (“USOP”)

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2022 and 2021
20.Share based payments (continued)

Total share-based remuneration expenses relating to share options, performance share options, RSUs, PSUs and the equity securities issued upon the acquisition of a subsidiary undertaking (as detailed in note 28 of the consolidated financial statements of the Group for the year ended December 31, 2021) amounted to £23,799,000 during the nine months ended September 30, 2022 (nine months ended September 30, 2021: £6,523,000).

Total share-based remuneration expenses for the three months ended September 30, 2022 amounted to £10,113,000 (three months ended September 30, 2021: £3,374,000).

The following table represents the share-based payment expense by award type for the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	£’000	£’000	£’000	£’000
Share options	5,758	2,458	14,619	5,442
Performance share options	1,705	—	2,528	—
PSUs	142	—	279	—
RSUs	1,581	335	3,000	500
Clawback shares	927	581	3,373	581
	10,113	3,374	23,799	6,523

Share Options

Share options are granted to employees and non-executive directors of the Group. These options typically vest in tranches over four years, with the only vesting condition relating to continued employment by the Group. Information with respect to share options for the nine months ending September 30, 2022 is as follows:

	Number of share options	Weighted average exercise price
Options held as at January 1, 2022	8,265,900	£0.02
Granted	2,864,953	£0.08
Exercised	(1,367,874)	£0.02
Forfeited	(151,902)	£0.03
Options held as at September 30, 2022	9,611,077	£0.05

Exercisable as at September 30, 2022	4,104,198	£0.03

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2022 and 2021
20.Share based payments (continued)

A Black-Scholes model has been used to calculate the fair value of the share options as at the grant date, with the following weighted average values for the nine months ended September 30, 2022:

Exercise price	£0.08
Expected life	6.0 years
Expected volatility	91.0%
Risk-free rate	1.60%
Expected dividend rate	—
Fair value	£10.86

The fair value of the underlying ordinary shares is equal to closing share price at the grant date converted at the prevailing exchange rate at that date. The risk-free rate is determined by reference to the rate of interest obtainable from US Government Bonds over a period commensurate with the expect term of the options. Expected volatility has been derived as the weighted average volatility of comparator companies who have been listed for a period commensurate with the expected term prior to the grant date, and the expected life of the options has been set equal to the mid-point between the vesting date and the expiry date of the award in question.

Performance Share Options

Performance share options are granted to certain executive officers of the group on an annual basis, and contain market based performance conditions relating to total shareholder return as well as a continued employment vesting requirement. These awards vest in tranches over three years. Information with respect to performance share options for the nine months ending September 30, 2022 is as follows:

	Number of share options	Weighted average exercise price
Options held as at January 1, 2022	—	£—
Granted	877,704	£—
Options held as at September 30, 2022	877,704	£—

Exercisable as at September 30, 2022	—	£—

A Monte Carlo model has been used to calculate the fair value of the performance options as at the grant date, with the following weighted average values for the nine months ended September 30, 2022:

Exercise price	£0.0005
Expected life	2.6 years
Expected volatility	93.1%
Risk-free rate	2.60%
Expected dividend rate	—
Fair value	£9.33

The fair value of the underlying ordinary shares is equal to closing share price at the grant date converted at the prevailing exchange rate at that date. The risk-free rate is determined by reference to the rate of interest obtainable from US Government Bonds over a period commensurate with the expect term of the options. Expected volatility has been derived as the weighted average volatility of comparator companies who have been listed for a period commensurate with the expected term prior to the grant date, and the expected life of the options has been set equal to the mid-point between the vesting date and the expiry date of the award in question.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2022 and 2021
20.Share based payments (continued)

Performance Share Units

Performance share units are granted to certain executive officers of the group on an annual basis, and contain market based performance conditions relating to total shareholder return as well as a continued employment vesting requirement. These awards vest in tranches over three years. Information with respect to performance share units for the nine months ending September 30, 2022 is as follows:

Number of PSUs
PSUs held as at January 01, 2022	—
Granted	146,285
PSUs held as at September 30, 2022	146,285

A Monte Carlo model has been used to calculate the fair value of the performance options as at the grant date, with the same model inputs as detailed for the performance share options above.

Restricted Share Units

The Group operates a RSU scheme, whereby certain employees and directors receive restricted share units held over ordinary shares in the Company. These units are non-transferable and subject to forfeiture for periods prescribed by the Company. These awards are valued at the market value of the underlying shares at the date of grant and are subsequently amortised over the periods during which the restrictions lapse, typically four years. The awards expire on the cessation of the participant’s employment with the Group. Information with respect to restricted share units for the nine months ending September 30, 2022 is as follows:

Number of RSUs
RSUs held as at 1 January 2022	931,500
Granted	749,736
Released	(849,191)
Forfeited	(40,959)
RSUs held as at 30 September 2022	791,086

Of the RSUs held as at January 1, 2022, 600,000 had been issued as replacement options for EMI options cancelled during the year ended December 31, 2021. These 600,000 awards were released during the nine months ended September 30, 2022 via a net settlement arrangement, with 374,887 shares issued and £2,283,000 paid by the Company in order to settle related employee tax obligations. The payment made has been recognised within retained earnings.

The weighted average grant date fair value per unit of the RSUs granted in the three and nine months to September 30, 2022 was £10.27. The weighted average remaining contractual life of the awards granted was 9.1 years as at September 30, 2022.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2022 and 2021
21.Commitments

The Group has capital expenditure contracted for but not recognised as liabilities as at September 30, 2022. The expenditure is as follows:

September 30, 2022
£’000
Plant and equipment	10,301
Computer software	68
Computer equipment	31
Leasehold improvements	5,211
15,611

Gates Foundation private placement commitment

Concurrent with the Company’s IPO on October 5, 2021, the Company completed a private placement to the Gates Foundation as detailed in note 21 of the consolidated financial statements of the Group for the year ended December 31, 2021. Under the terms of the Company’s agreement with the Gates Foundation, the Group is committed to spending $70,000,000 over a four-year period to the research, discovery, and development of small molecule anti-infective therapeutics for future pandemic preparedness, with a specific focus on developing therapeutics that can be applied against multiple species of coronaviridae, influenza, and paramyxoviridae (the “Pandemic Preparedness Program”).

The Group had incurred £5,614,000 relating to the Pandemic Preparedness Program as at September 30, 2022 (December 31, 2021: £793,000), with a total outstanding commitment of £45,872,000 (December 31, 2021: £51,069,000).

In the event that the Group is in breach of certain terms within the agreement, the Gates Foundation has the right to sell, or require the Group to buy-back any shareholdings in the Group held by the Foundation at the higher of the public offering price and the market value of the shares at the date of default. Should such a breach occur or should the Company enter bankruptcy the Gates Foundation also has the exclusive right to utilise an exclusive global license granted as part of the agreement in relation to any IP generated by the Group pertaining to the Pandemic Preparedness Program for the benefit of people in certain developing countries. The default conditions are within the control of the Group and the license in question cannot be utilised unless such a default occurs or the Group enters bankruptcy. As such no fair value has been assigned to this license at the inception of the agreement

Lease commitments

The Group entered into two 7 year lease arrangements in relation to laboratory and office space in Vienna, Austria on September 3, 2021, with the lease term expected to commence in December, 2022. Total minimum lease commitments of £6,466,000 are payable under these arrangements.

On July 1, 2022 the Group entered into a lease arrangement in relation to premises in Boston, Mass., United States of America. The lease arrangement in question commences on January 1, 2023 and expires on January 1, 2033, and total minimum lease commitments of £4,391,000 are payable under this arrangement.

On August 05, 2022 the Group entered into a lease arrangement in relation to premises at Fletcher House in Oxford, United Kingdom. The lease arrangement in question commenced on October 4, 2022 and expires on October 3, 2032, and total minimum lease commitments of £1,760,000 are payable under this arrangement.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2022 and 2021
22.Ultimate Parent and Controlling Party

Exscientia plc is the ultimate parent company of the Group. There is no ultimate controlling party.

23.Events occurring after the reporting period

On November 14, Exscientia and MD Anderson signed a collaboration agreement to leverage AI in developing novel oncology treatments. The agreement aligns MD Anderson’s drug development expertise with Exscientia’s AI-driven patient-first precision medicine and drug discovery platforms. The research collaboration will utilise Exscientia’s precision medicine platform to identify novel anti-cancer, cell-intrinsic small-molecule compounds based on jointly identified therapeutic targets. Promising candidates will advance for further development with the team at MD Anderson’s Therapeutics Discovery division. MD Anderson and Exscientia anticipate that successful target discovery programs may be advanced into proof-of-concept clinical trials at MD Anderson. Under the agreement terms, Exscientia and MD Anderson will jointly contribute to and support each program designated to move forward.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated interim financial statements and the related notes to those statements included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K, or the Current Report, submitted to the Securities and Exchange Commission, or the SEC, on November 15, 2022 and our consolidated financial statements and the related notes to those statements included in our Annual Report on Form 20-F filed with the SEC on March 23, 2022, or the Annual Report. The following discussion is based on our financial information prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP. Some of the information contained in this discussion and analysis or set forth elsewhere in this Current Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that invoice risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. You should review the sections in our Annual Report titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of the important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

We maintain our books and records in pounds sterling. For the convenience of the reader, we have translated pound sterling amounts as of and for the period ended September 30, 2022 into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on September 30, 2022, which was £1.00 to $1.1134. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

We have historically conducted our business through Exscientia Limited, and therefore our historical financial statements previously presented the consolidated results of operations of Exscientia Limited. Following the completion of our initial public offering in October 2021, our consolidated financial statements present the consolidated results of operations of Exscientia Plc.

Unless otherwise indicated or the context otherwise requires, all references to “Exscientia”, the “Company”, “we”, “our”, “us”, or similar terms refer to Exscientia Plc.

Overview

We are an artificial intelligence-driven pharmatech company committed to discovering, designing and developing the best possible drugs in the fastest and most effective manner. Our goal is to change the pharmaceutical industry’s underlying pharmacoeconomic model, what we call “Shifting the Curve”, by improving the probability of success, time and cost involved with creating new medicines. Our pipeline demonstrates our ability to rapidly translate scientific concepts into precision-designed therapeutic candidates. We have built a complete end-to-end solution of artificial intelligence, or AI, and experimental technologies for target identification, drug candidate design, translational models and patient selection. Our platform has enabled us to design candidate drug molecules that have progressed into clinical trials as well as to provide patients with potentially more applicable drug therapies through AI guided assessment. Our patient-first AI process is comprised of the following four elements:

•Precision Target: deep learning approaches to prioritise projects;
•Precision Design: an extensive platform of AI technologies to design innovative drugs;
•Precision Experiment: tech-enabled precision experimentation to derive better data; and
•Precision Medicine: integrated analysis of patient data to ensure clinical relevance.

Our AI-design capabilities include a wide range of deep-learning and machine-learning algorithms, generative methods, active learning and natural language processing. These methods are used to guide target selection, to
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design the precise molecular architecture of potential drug molecules and to analyse patient tissues to prioritise the molecules that are likely to provide the best response for an individual’s specific tumour.

Our Strategy

Our focus on encoding and automating critical functions in drug discovery has meant we can readily scale our business. Our target identification and drug design technologies can be applied to small molecule discovery across any therapeutic indication, while our precision medicine platform focuses on oncology and can be applied to both small molecules and biologics. We seek to continuously grow our platform by creating scalable technologies to solve new drug discovery problems in a better, more efficient way. Our goal is for every project, whether internal or partnered, to not only deliver potential high-impact medicines, but also expand our capabilities for future projects.

Internal pipeline:

–Our internal pipeline includes wholly owned programmes, majority owned programmes and co-owned programmes. Our wholly owned programmes and majority owned pilot programme primarily focus on oncology, immuno-oncology and antivirals. We perform all activities (experimental and computational) from target identification through to clinical trials, if applicable. We also have a number of co-owned projects with biopharmaceutical companies, the terms of which include cost sharing in the development and commercialisation of drug candidates, with a corresponding share in revenue or profits generated from approved product candidates.

–These programmes include our majority-owned pilot immuno-oncology asset, EXS-21546 and our co-owned oncology asset, GTAEXS-617. As our broad internal portfolio advances, we continue to assess the optimum development pathway to success, which may include co-developing, partnering or out-licensing, that best fit for our long-term strategy and capabilities.

Partnered programmes:

–We provide end-to-end discovery capabilities across a variety of therapeutic areas in exchange for upfront payments, milestones, opt-in payments and royalties on net sales if a product developed from the partnership is commercialised. We expect to continue to be reliant on our partners to progress drug candidates through clinical trials and regulatory approval in order for us to realise certain development milestones and royalties on commercial sales. We have several collaboration agreements with global pharmaceutical companies, including Bristol Myers Squibb (BMS) and Sanofi. Revenue associated with these agreements is recognised in accordance with IFRS 15 Revenue from Contracts with Customers, with the associated expenses recognised in cost of sales. All of our partnership agreements allow for assets to become wholly owned by Exscientia if a partner decides not to continue development after our operational commitment is satisfied, with no payment required by Exscientia.

Recent Developments

In January 2022, we entered into a Collaboration and Licence Agreement, or the CLA, with Sanofi, pursuant to which we will use our AI-driven, end-to-end integrated platform to discover and validate novel targets in the oncology and immunology therapeutic areas. We will collaborate with Sanofi to advance certain of these targets into small molecule inhibitor drug research projects and accelerate the identification of certain small molecule development candidates. The Group received an upfront payment of $100 million in April 2022 in relation to this collaboration.

On March 11, 2022, BMS extended its first collaboration arrangement with the Group by six months in order to generate additional data including the use of translational capabilities for key targets under the collaboration using the Group’s precision medicine platform, in relation to which the Group received a cash payment of $5 million. The term extension payment has been treated as an addition to the transaction price, in accordance with paragraph 21b of IFRS 15, relating to the collaboration’s partially unsatisfied performance obligations for the design and development of candidates for collaboration targets, with a cumulative recognition of revenue at that date based upon the progress
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towards satisfaction of the related performance obligations. The remaining element of the transaction price is being recognised as revenue as the performance obligations are satisfied, if applicable.

On April 06, 2022, the Group received a $10 million upfront payment from BMS following the selection of a fifth target in relation to the second collaboration arrangement with BMS.

In April 2022, the Company presented three posters on its precision medicine platform and pipeline programmes at the American Association of Cancer Research Annual Meeting (AACR). The data highlighted the potential benefits of Exscientia’ AI-driven design to rapidly discovery molecules with optimised properties, including GTAEXS-617, as well as the potential of Exscientia’s precision medicine platform to find novel pathways as well as make progress towards identifying patients who may better respond to drugs in the clinic.

On May 30, 2022, Exscientia ended its pre-existing collaboration arrangement with Bayer AG. All remaining performance obligations pertaining to the contract were deemed to be fully discharged at that point, resulting in the recognition of revenues totalling £1.2 million. Exscientia will retain optionality to develop one of the two targets that had been pursued under the collaboration The Bayer agreement was the last Exscientia partnership based on only design services (which excludes experimental, project management and precision medicine activities), and this change is aligned with the Company strategy to increasingly focus the pipeline on programmes where Exscientia’s AI design and precision medicine platform can be integrated.

On June 14, 2022, the Company announced topline data from its EXS-21546 Phase 1a study demonstrating targeted A2A receptor signaling inhibition in healthy volunteers. The data builds upon the body of evidence suggesting ‘546 is a highly potent and selective A2aR antagonist with low CNS exposure. Translational work to establish a predictive biomarker to determine which patients are most likely to benefit from ‘546 is ongoing.

The Group has expanded its portfolio of leasehold premises throughout the period. On March 25, 2022 the Group entered into three lease arrangements in relation to additional space at its pre-existing premises within the Schrödinger Building in Oxford, United Kingdom. Further office space at the same premises was leased on July 25, 2022. The Group also entered into a lease arrangement in relation to premises in Boston, United States of America on July 01, 2022. On August 05, 2022 the Group entered into an additional lease arrangement in relation to premises at Fletcher House in Oxford, United Kingdom.

On October 26, the Company presented a poster at the 34th EORTC-NCI-AACR (ENA 2022) Symposium on Molecular Targets and Cancer Therapeutics, being held October 26-28, 2022, in Barcelona, Spain. The poster highlighted new data aimed at enriching patients that are more likely to respond to its precision-designed CDK7 inhibitor, GTAEXS-617 (‘617). The research confirmed a CDK7-specific pharmacodynamic (PD) biomarker, while revealing potential novel PD markers, and identified an initial novel patient selection gene expression signature that will, in part, be evaluated in its planned Phase 1/2 study.

On November 3, the Company announced the expansion of its platform to include the design of biologics, such as human antibodies. The Company has progressed AI-driven capabilities for virtual biologics design throughout the year and is now establishing an automated biologics laboratory in Oxford to internally generate and profile novel antibodies. We believe our approach of combining generative AI design and virtual screening of biologics will allow investigation of a broader antibody space and support our goal to design all of its biologics de novo for specific target epitopes without the need for screening.

On November 14, the Company and MD Anderson announced a collaboration agreement to leverage AI in developing novel oncology treatments. The agreement aligns MD Anderson’s drug development expertise with Exscientia’s AI-driven patient-first precision medicine and drug discovery platforms. The research collaboration will utilise Exscientia’s precision medicine platform to identify novel anti-cancer, cell-intrinsic small-molecule compounds based on jointly identified therapeutic targets. Promising candidates will advance for further development with the team at MD Anderson’s Therapeutics Discovery division. MD Anderson and Exscientia anticipate that successful target discovery programs may be advanced into proof-of-concept clinical trials at MD
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Anderson. Under the agreement terms, Exscientia and MD Anderson will jointly contribute to and support each program designated to move forward.

Components of Results of Operations

Revenue

We generate revenue broadly from two streams that relate to our principal activities:

•Licensing fees: We receive licensing fees from partnered programmes where we develop intellectual property on behalf of a collaboration partner. These agreements either assign all of the designated intellectual property to the partner from inception or grant an exclusive option to the partner to acquire rights to the future development and commercialisation of the intellectual property. As part of these agreements, we may receive future milestone and royalty payments upon achievement of clinical, regulatory and commercial milestones; and

•Service fees: We generate service fees from drug discovery collaboration agreements where we are utilising our proprietary technology to develop novel intellectual property on behalf of the collaboration partner, but do not have any rights to future milestones and royalties as a direct result of the agreement. We also generate service revenues through our Exscientia GmbH entity related to collaboration agreements that existed with Exscientia GmbH at the time of our acquisition, which we expect to discontinue at the earliest commercially viable point.

We receive four types of payments within the two revenue streams:

•Upfront payments, which are generally payable upon execution of the collaboration agreement or on initiation of a project;
•Research funding (including term extension payments), which is generally payable throughout the collaboration at defined intervals that are set out in the agreement (e.g., quarterly or at the beginning of a specific phase of work) and is intended to fund research (internal and external) to develop the drug compound that is the subject of the collaboration;
•Milestone payments, which are linked to the achievement of events that are defined in the agreement, such as clinical and regulatory milestones; and
•Opt-in payments, which are similar in principle to milestone payments, but are payable when the partner exercises its option to take ownership of the designated intellectual property. These payments only exist where we initially retained ownership of the designated intellectual property.

In addition to the payments described above, we may also receive milestone payments upon the first commercial sale of a product, if and when approved, the amount of which is based on the territory the sale occurs in, and royalties based on worldwide net sales. These amounts have not been included within the transaction price for any contract as of September 30, 2022 and 2021. We have only recognised revenue in respect of non-cancellable, non- refundable payments and achieved milestones due under executed collaboration contracts. Any payments which relate to future milestones or options under the control of our collaboration partners have not been recognised.

Costs of Sales

Costs of sales relate to costs from third-party contract research organisations, or CROs, as well as internal labour and absorbed overhead incurred in relation to collaboration arrangements and drug discovery agreements for third parties which have been designated as contracts with customers in accordance with IFRS 15. External CRO costs are the main driver for our costs of sales, representing 74% and 77% compared to 90% of total costs of sales during each of the three and nine months ended September 30, 2022 and 2021, respectively. We expect our costs of sales to increase in the future as we commence additional collaboration projects.

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Gross Profit/(Loss)

Gross profit represents revenue less costs of sales. Gross margin is gross profit expressed as a percentage of revenue. Our gross margin may fluctuate from period to period as a result of our drug discovery collaboration activities. For example, the revenue associated with collaboration up-front payments is recognised over time and is adjusted due to changes in the estimated costs to be incurred in satisfying the related performance obligation, while certain opt-in and milestone payments are recognised when assessed to be highly probable, which is generally upon achievement.

For obligations in which revenue is recognised at a point in time, that point in time is the date at which the satisfaction of the performance obligation is mutually agreed with our customer. For obligations discharged over time the Group recognises revenue equal to recoverable costs incurred for new collaborations from their inception until such time as the collaboration is sufficiently progressed such that the Group can reliably estimate the level of profit that will be achieved from delivery of the related performance obligations. Where collaborations include significant variable consideration which is constrained at the inception of the arrangement this can lead to gross losses being recognised during the early stages of a contract.

Therefore, we believe that gross profit is not currently a helpful predictor of the future performance of our business.

Research and Development Expenses

Research and development expenses consist of internal and co-owned drug discovery programme costs and costs incurred for the ongoing development of our technology platform. All research and development costs are expensed as incurred due to scientific and technological uncertainty. These costs primarily consist of:

•internal personnel-related expenses, including salaries, benefits, bonuses and stock-based compensation for employees engaged in research and development functions;
•external expenses incurred under agreements with CROs and other consultants involved in our research and development;
•facilities, depreciation and amortisation, insurance and other direct and allocated expenses incurred as a result of research and development activities; and
•costs associated with operating our digital infrastructure, including allocated software, computing capacity costs, and laboratory-related costs, including laboratory equipment depreciation.

All direct external research and development expenditures are tracked on a programme-by-programme basis and consist primarily of fees paid to CROs relating to wholly and jointly operated discovery programmes in the later stages of drug discovery, including lead optimisation, preclinical and clinical studies, and are assigned to the individual programmes. We utilise internal employee time and cost data to allocate internal research and development expenses, such as employee costs, laboratory supplies, facilities, depreciation, or other indirect costs, to specific programmes because these costs are deployed across multiple programmes.

We expect our research and development expenses to increase substantially for the foreseeable future as we continue to expand and advance our internal and partnered drug pipeline, invest in our technology platform and hire additional personnel directly involved in such efforts. Drug development generally becomes more costly as programmes advance into later stages, as these trials typically require a higher number of patients enrolled and sites operated. We cannot determine with certainty the timing of initiation, the duration, or the completion costs of current or future clinical trials of our drug candidates due to the inherently unpredictable nature of drug development. At this time, we cannot reasonably estimate or know the nature or timing of the efforts that will be necessary to complete the development and commercialisation of any drug candidates that we develop from our programmes. As a result, our research and development expenses may vary substantially from period to period. All of our programmes are at an early stage of development, and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent commercialisation of our drug candidates and result in a significant change in the costs and timing associated with the development of any of our programmes.

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General and Administrative Expenses

General and administrative expenses consist of personnel-related expenses associated with our executive, legal, finance, human resources, information technology and other administrative functions, including salaries, benefits, bonuses and stock-based compensation. General and administrative expenses also include professional fees (including fees relating to external legal, accounting and consulting services), allocated overhead costs, including depreciation charges associated with our information technology, facilities and other administrative functions.

We expect that our general and administrative expenses will increase for the foreseeable future to support the anticipated growth of our business.

Share-based Compensation

Share-based compensation expenses are recorded within either research and development expenses or administrative expenses depending on the activities of the employees to which they relate.

Our share-based compensation relates to share awards granted to employees, non-employees and directors in connection with Exscientia’s share-based compensation plans. Share-based payment awards primarily consist of service based awards, some of which also have market-based performance conditions. We measure the fair value of service based awards at the grant date using the Black-Scholes option pricing model, whilst the fair value of those awards also containing market-based conditions is determined at the grant date using a Monte Carlo simulation model. These models incorporate various assumptions including the expected volatility of our ordinary shares, the expected term of the awards and a risk-free interest rate. We amortise the fair value over the vesting term on a straight-line basis. At each statement of financial position date, the Group revises its estimate of the number of awards that are expected to become exercisable based on forfeiture rates, and with the exception of changes in the estimated probability of achieving market-based performance conditions, adjustments are made such that at the end of the vesting period the cumulative charge is based on the number of awards that eventually vest. If any of the assumptions used in the models change significantly for future grant valuations, share-based compensation expense may differ materially in the future from that recorded in the current period.

We expect that our share-based compensation expenses will increase for the foreseeable future as the business continues to grow.

Other Income

Other income consists of income from grants, tax credits receivable from the United Kingdom’s Research and Development Expenditure Credit Scheme, or RDEC, and Austrian R&D tax credits.

As of September 30, 2022, we had four grants, a European governmental grant, a grant provided by the Bill & Melinda Gates Foundation, or BMGF, a grant provided by The Austrian Research Promotion Agency, or FFG and a grant provided by the Austrian Wirtshaftsservice. The maximum amounts receivable under our current grants are £1.2 million, £3.3 million, £1.8 million and £0.1 million, respectively.

The first two grants provide reimbursement for certain personnel, consumables and overhead costs incurred in the performance of research and development activities, while the FFG grant relates to the early stage testing of a drug’s action in solid tumour patient samples with high content microscopy and deep-learning. These grants compensate us for research and development activities and are recognised as other income in the periods in which the expenses are incurred, unless the conditions for receiving the grant are met after the related expenses have been incurred. In each case, the grant is recognised when it becomes receivable. The grant provided by the Austrian Wirtshaftsservice relates to funding support in respect of the acquisition of certain property, plant and equipment over the period from August 2020 to end February 2022 and is recognised as income as the related assets are depreciated.

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The other component of other income relates to certain R&D tax credits received by the Group as follows:

•RDEC relates to UK tax credits receivable in relation to eligible research and development expenditures that are not eligible to be included in the Small and Medium-sized Enterprises research and development tax relief programme, or SME Programme, as discussed below under the section entitled Income Tax Benefit, such as when we receive income from a collaboration partner or grant funding for certain projects. These costs are claimed under the RDEC scheme, which offers a tax credit of up to 13% for qualifying expenditures, with certain subcontracted expenditures receiving an 8.5% tax credit. Under the RDEC regime, qualifying subcontracted costs are limited to those undertaken with certain institutions such as charities, higher education institutes, or scientific research organisations.

Under the RDEC regime, the tax credit is accounted for in our profit before tax under other income, with an associated tax charge recognised at the prevailing rate of corporation tax in the United Kingdom (currently 19%) before total loss for the year. In the future, we may only be able to continue to claim certain research and development tax credits under the RDEC regime, if we no longer qualify as a small or medium-sized company as defined under HM Revenue and Customs criteria.

On July 20, 2022, HM Revenue and Customs published draft legislation for changes to the UK R&D relief schemes. Most notably, the new legislation excludes subcontracted R&D undertaken outside of the UK from the eligible costs criteria, with a small number of exceptions including clinical trials. Should this draft legislation come into law it would negatively impact our future SME and RDEC credits.

•The Group also receives an Austrian Research Premium in relation to eligible research and experimental development expenditures. The research premium is accounted for within other income at a rate of 14%.

Foreign Exchange Gains/(Losses)

Foreign exchange gains/(losses) arises primarily on the translation of our non-pounds sterling denominated cash and cash equivalents, in addition to outstanding monetary non-pounds sterling financial assets and liabilities, including trade receivables.

Gains/(Losses) on Forward Contracts

The Group enters into contracts whereby fixed amounts of currencies are exchanged at a pre-determined rate at a future date. These currency forward contracts are initially recognised at fair value on the date at which the derivative contract is executed, and are subsequently re-measured at fair value each period-end. Any gains and losses arising from changes in the fair value of derivatives are recognised within profit or loss.

Finance Income

Finance income arises primarily from interest income on cash, cash equivalents and short-term bank deposits.

Finance Expenses

Finance expenses consist of interest expenses related to lease liabilities as recognised under the accounting standard IFRS 16 ‘Leases’, interest in relation to unwinding the discounting of restoration provisions recognised in relation to the Group’s leased premises and loan and bank interest payable.

Share of Loss of Joint Venture

Share of loss of joint ventures consist of our share of costs incurred by RE Ventures I, LLC, the joint venture entity we own equally with RallyBio. We incorporated an additional joint venture entity with RallyBio, RE Ventures II, LLC, during the year ended December 31, 2021; however no expenses were incurred by this entity during the nine months ended September 30, 2022.
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Income Tax Benefit
Our income tax benefit is comprised of research and development tax credits recoverable in the United Kingdom offset by income tax payable in the United States and Japan. We are subject to corporation taxation in the United Kingdom. Exscientia AI Limited’s wholly owned U.S. subsidiaries, Exscientia, Inc., Exscientia Ventures I, Inc. and Exscientia Ventures II, Inc. are subject to corporation taxation in the United States. Exscientia AI Limited’s wholly owned subsidiary Exscientia KK is subject to corporation taxation in Japan. Exscientia AI Limited’s wholly owned subsidiary Exscientia GmbH is subject to corporation tax in Austria. Due to the nature of our business, we have generated losses since inception. Exscientia, Inc. and Exscientia KK both generate taxable profits due to intercompany transfer pricing arrangements.
As a company that carries out extensive research and development activities, we benefit from the United Kingdom’s small-and-medium enterprises research and development tax credit regime, or SME Programme, and are able to surrender some of our losses for a cash rebate of up to 33.35% of expenditures related to eligible research and development projects. Qualifying expenditures largely consist of employment costs for relevant staff, external workers provided by CROs, and software and consumables used in research and development projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.68%. A large portion of costs relating to our research and development is eligible for inclusion within the tax credit cash rebate claims. The SME Programme credit is recognised in full in the income tax benefit.

Segmented and Enterprise Wide Information
We manage our operations as a single operating segment for the purposes of assessing performance and making operating decisions. Our focus is on the discovery and development of small molecule drug candidates.

Results of Operations
Comparison of the Three and Nine Months ended September 30, 2022 and 2021
The following table summarises our Consolidated Statement of Comprehensive Loss for each period presented (in thousands):

	Three months ended September 30,			Nine months ended September 30,
	2022	2022	2021	2022	2021
Revenue	$7,012	£6,298	£17,644	£20,410	£23,219
Costs of sales	(10,230)	(9,188)	(4,808)	(23,761)	(12,288)
Gross (loss)/profit	(3,218)	(2,890)	12,836	(3,351)	10,931
Research and development expenses	(40,947)	(36,776)	(12,929)	(93,235)	(25,308)
General administrative expenses	(11,479)	(10,310)	(8,595)	(30,189)	(19,398)
Foreign exchange gains/(losses)	8,262	7,421	1,658	39,892	(1,241)
Loss on forward contracts	—	—	—	(11,287)	—
Other income	1,381	1,240	1,752	4,190	3,004
Operating loss	(46,001)	(41,315)	(5,278)	(93,980)	(32,012)
Finance income	2,391	2,148	2	2,660	7
Finance expenses	(99)	(89)	(59)	(216)	(118)
Share of loss of joint venture	(127)	(114)	(244)	(679)	(987)
Loss on derivative financial instrument	—	—	(1,362)	—	—
Loss before taxation	(43,836)	(39,370)	(6,941)	(92,215)	(33,110)
Income tax benefit	4,336	3,894	1,859	12,571	3,963
Loss for the period	$(39,500)	£(35,476)	£(5,082)	£(79,644)	£(29,147)

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Revenue

The following table presents our revenue for the years indicated (in thousands):

	Three months ended September 30,			Nine months ended September 30,
	2022	2022	2021	2022	2021
Service fees	$372	£334	£—	£670	£333
Licensing fees - opt-in payments and milestones achieved	—	—	14,437	—	17,786
Licensing fees - upfront payments and research funding (including term extension payments)	6,640	5,964	3,207	19,740	5,100
Total Revenue	$7,012	£6,298	£17,644	£20,410	£23,219
Revenue is recognised upon the satisfaction of performance obligations, which occurs when control of the goods or services transfers to the customer. All licensing revenues during the three and nine months ended September 30, 2022 and 2021 relate to obligations discharged over time, and input methods are utilised in order to estimate the extent to which the performance obligations have been satisfied at the end of the reporting period based upon costs incurred, which can be internal or third party in nature. Service fees during the three and nine months ended September 30, 2022 relate to revenues generated from legacy contracts held by Exscientia GmbH, in relation to which revenue is recognised at a point in time; with service fees for the three and nine months ended September 30, 2021 relating to obligations discharged over time.
On March 11, 2022, BMS extended its first collaboration arrangement with the Group by six months in order to generate additional translational data collaboration compounds using the Group’s precision medicine platform, in relation to which the Group received a cash payment of $5.0 million. The term extension payment has been treated as an addition to the transaction price associated with the collaboration agreement, with £3.6m of the payment recognised as revenue during March 2022 based on progress towards satisfaction of the related performance obligations at that point. The remaining element of the transaction price is being recognised as revenue as the performance obligations are satisfied, if applicable.

On May 30, 2022, Exscientia ended its pre-existing collaboration arrangement with Bayer AG. At that point all remaining performance obligations pertaining to the contract were deemed to be fully discharged, resulting in the recognition of revenues totalling £1.2 million.

No changes to estimated total projected external costs were noted during the three and nine months ended September 30, 2022 that had a significant impact on revenues recognised during the period.

The Group has assessed its significant collaboration arrangements with commercial partners and determined that no provision for future operating losses is required as at September 30, 2022 taking into account expected future cash inflows and remaining contract liabilities amounts for each collaboration relative to the remaining unavoidable costs of meeting the contracts’ obligations in each instance.

During the nine months ended September 30, 2021, £14.4 million was recognised in relation to a candidate opt-in milestone achieved in respect of the Group’s collaboration with Celgene, in addition to £3.3 million recognised as revenue in relation to a candidate selection milestone achieved in respect of the Group’s collaboration with GTA.

During the three and nine month period to September 30, 2021, the Group reassessed its estimate of total projected external costs to be incurred over the course of its collaboration with Celgene. As a result of changes in the competitive landscape during the period and additional estimated costs relating to the design and profiling of additional candidate compounds to further support the Group’s patent applications, the Group’s expectations of total project external costs at September 30, 2021 was 31% higher than at December 31, 2020.

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Costs of Sales
The following table presents our costs of sales for the periods indicated (in thousands):

	Three months ended September 30,			Nine months ended September 30,
	2022	2022	2021	2022	2021
External CRO costs	$7,563	£6,793	£4,326	£18,237	£11,026
Internal labour and overheads	2,667	2,395	482	5,524	1,262
Total costs of sales	$10,230	£9,188	£4,808	£23,761	£12,288

Cost of sales for the three and nine months ended September 30, 2022 were £9.2 million and £23.8 million respectively, as compared to £4.8 million and £12.3 million for the same periods ended September 30, 2021. The increase in cost of sales was primarily due to the expansion of the Group’s collaborations with BMS as well as the commencement of work in relation to the collaboration with Sanofi. Our external cost of sales relate to costs incurred with third-party CROs, representing 74% and 77% compared to 90% of total costs of sales during the three and nine months ended September 30, 2022 and 2021, respectively.

Research and Development Expenses

The following table presents our research and development expenses for the periods indicated (in thousands):

	Three months ended September 30,			Nine months ended September 30,
	2022	2022	2021	2022	2021
EXS-21546	$1,049	£942	£1,193	£3,122	£2,324
Preclinical research projects	13,684	12,290	3,399	31,623	6,655
Total external research and development expense	14,733	13,232	4,592	34,745	8,979
Headcount related expenses	21,485	19,297	4,958	45,917	10,346
Laboratory consumables and equipment	1,766	1,586	1,332	6,202	2,169
Equipment	982	881	271	2,058	649
Software and data	2,593	2,329	1,046	5,398	2,163
Amortisation of acquired IP	1,304	1,171	761	3,437	761
Other	561	505	286	1,301	549
Reimbursements from collaboration partners	(2,477)	(2,225)	(317)	(5,823)	(308)
Total internal research and development expenses	26,214	23,544	8,337	58,490	16,329
Total research and development expenses	$40,947	£36,776	£12,929	£93,235	£25,308

Research and development expenses for the three and nine months ended September 30, 2022 were £36.8 million and £93.2 million respectively, as compared to £12.9 million and £25.3 million for the same period ended September 30, 2021. The increase in research and development expenses was in part due to the growth of our internal and co-owned portfolio, in addition to increased headcount and other costs associated with our continued technology investments.

General and Administrative Expenses

General and administrative expenses for the three and nine months ended September 30, 2022 were £10.3 million and £30.2 million respectively, as compared to £8.6 million and £19.4 million for the three and nine months ended September 30, 2021. The increase in general and administrative expenses was primarily due to an increase in
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personnel costs associated with growth in headcount in addition to additional costs incurred in relation to the operation of a listed company following the company’s IPO in October 2021.

Foreign Exchange Gains/(Losses)

Foreign exchange gains for the three and nine months ended September 30, 2022 were £7.4 million and £39.9 million respectively, as compared to a gain of £1.7 million and loss of £1.2 million for the three and nine months ended September 30, 2021. The current period gains are primarily driven by the strengthening of the U.S. dollar against the pound sterling over the course of the period, leading to foreign exchange gains upon revaluation of the Group’s U.S. dollar denominated cash deposits and trade receivables.

Loss on Forward Contracts

During the three months ended June 30, 2022 the Group entered into one specific set of foreign exchange transactions, whereby a commitment was made to exchange US dollars for a fixed number of pounds Sterling at future dates between one and three months from the trade dates based on the estimated future cashflow needs of the Group. All of the transactions were settled within the quarter ended June 30, 2022 for a cumulative loss of £11.3 million. No such transactions were entered into during the three months ended September 30, 2022, and the group does not use derivative financial instruments for speculative purposes.

Other Income

Other income for the three and nine months ended September 30, 2022 was £1.2 million and £4.2 million respectively, as compared to £1.8 million and £3.0 million for three and nine months ended September 30, 2021. The increase in other income between the nine months ended September 30, 2022 and September 30, 2021 was primarily due to the UK RDEC tax credit which has increased as a result of increases in the underlying research and development expenditure upon which the claim is made.

Net Finance Income/(Expenses)

Net finance income/(expenses) for the three and nine months ended September 30, 2022 were a net income of £2.1 million and £2.4 million respectively, as compared to net finance expenses of £0.1 million and £0.1 million during the three and nine months ended September 30, 2021. The increase is primarily due to increased interest on bank deposits as a result of increasing interest rates throughout the period.

Share of Loss of Joint Venture

The Group’s share of loss on joint ventures for the three and nine months ended September 30, 2022 was £0.1 million and £0.7 million respectively, as compared to £0.2 million and £1.0 million for the three and nine months ended September 30, 2021.

Gain/(loss) on Derivative Financial Instruments through Profit or Loss

The Group entered into an equity facility with SoftBank on April 27, 2021. Pursuant to this agreement, subject to certain subscription conditions, SoftBank agreed to subscribe up to an additional £216.2 million in Series D Preferred shares at the Group’s request. The Equity Facility Agreement would continue for a term of one year or, if shorter, until the consummation of an Initial Public Offering (“IPO”) or a Share Sale as defined in the Company’s Articles. The right to place shares at a pre-agreed price was classified as a derivative financial asset held at fair value through profit or loss (“FVPL”). The instrument also included an embedded derivative relating to foreign exchange volatility between the Subscription Price, which was U.S. dollar denominated, and the currency of the underlying shares, which are denominated in pounds sterling.

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As at September 30, 2021, management’s view was that there was sufficient certainty that we would complete an initial public offering, such that the fair value of the Equity Facility at that date was zero and the amortisation period should be accelerated, from the original amortisation period (to April 2022) to the end of September 2021.

As a result, we recognised a loss through the profit or loss of £11.3 million, offset by the remaining amortisation to be credited to the profit or loss of £9.9 million, resulting in a loss on derivative financial instruments through profit or loss of £1.4 million in the three months ended September 30, 2021. In the nine months ended September 30, 2021, there is no impact to the profit or loss as the loss in the three months ended September 30, 2021 is offset by a corresponding gain in the three months ended June 30, 2021.

Income Tax Benefit

Income tax benefit for the three and nine months ended September 30, 2022 was £3.9 million and £12.6 million respectively, as compared to £1.9 million and £4.0 million for the same periods ended September 30, 2021. Our income tax benefit balance largely consists of research and development tax credits with the increase in benefit due to an underlying increase in qualifying research and development expenditure.

Liquidity and Capital Resources

Sources of Liquidity

Since its inception, the Group has not generated any revenue from the commercialisation of drug candidates and has instead financed its operations through sales of ordinary and preferred shares in addition to research funding and milestone payments resulting from its Partnered Programmes. The Group had cash, cash equivalents and short term bank deposits of £561.1 million and £562.2 million as of September 30, 2022 and December 31, 2021, respectively.

The Group’s primary uses of capital are, and are expected to continue to be, research and development expenses, compensation and related personnel expenses, and other operating expenses, including facilities. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We expect to incur substantial expenses in connection with the advancement of our drug candidates through the phases of clinical development.

The following table summarises the primary sources and uses of cash for each period presented (in thousands):

	Nine months ended September 30,
	2022		2021
Net cash flows (used in)/from operating activities	$(15,003)	£(13,475)	£7,474
Net cash flows used in investing activities	(130,093)	(116,843)	(24,952)
Net cash generated (used in)/from financing activities	(3,823)	(3,434)	182,506
Net (decrease)/increase in cash and cash equivalents	$(148,919)	£(133,752)	£165,028
Net (decrease)/increase in cash, cash equivalents and short term bank deposits	$(36,860)	£(33,106)	£165,028

Operating Activities

Net cash outflows from operating activities totalled £13.5 million for the nine months ended September 30, 2022, as opposed to net cash inflows from operating activities of £7.5 million for the nine months ended September 30, 2021, primarily as a result of increased research and development expenditure offset by cash inflows from collaborations.

Cash inflows from collaborations during the nine months ended September 30, 2022 included £74.2 million ($100.0 million) from Sanofi relating to the collaboration initiated with that counterparty on January 4, 2022, and £11.4 million ($15.0 million) from BMS, comprising a $10.0 million upfront payment relating to the fifth target in our
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second collaboration with that counterparty and a $5.0 million payment relating to the extension of the Group’s first collaboration with BMS.

We expect that our cash inflows will continue to be highly variable from period to period, primarily due to the structure of our collaboration agreements. These agreements generally include payments to us at inception of the contract and also upon the achievement of milestones, the timing and achievement of which are highly uncertain and difficult to predict.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2022 was £116.8 million, as compared to net cash used of £25.0 million for the nine months ended September 30, 2021. The majority of the current period investing cash outflow relates to the investment of £100.0 million into a 12 month fixed term bank deposit on June 21, 2022 as well as the purchase of property, plant and equipment.

Financing Activities

Net cash used in financing activities for the nine months ended September 30, 2022 was £3.4 million as compared to net cash provided of £182.5 million for the nine months ended September 30, 2021. The majority of the current period financing cash outflow relates to £2.3 million paid in settlement of employee tax liabilities as part of the net settlement of share based payment award exercises.

Cash inflows during the nine months ended September 30, 2021 related to the completion of the Group’s Series C and Series D fundraising activities.

Funding Requirements

Since our inception, we have incurred significant losses due to our research and development expenses. We expect to continue to incur significant losses in the foreseeable future and expect our expenses to increase in connection with our ongoing operations, particularly as we advance our product candidates into clinical development and commercialisation.
We believe that our existing cash, cash equivalents and short term bank deposits will be sufficient to fund our operations and capital expenditure requirements for the foreseeable future.

We may need to obtain additional financing to fund our future operations, including completing the development and commercialisation of our drug candidates. We are subject to risks related to the development and commercialisation of pharmaceutical products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. Our forecast of sufficient financial runway to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. Our future capital requirements will depend on many factors, including, but not limited to:

•progress, timing, scope and costs of our clinical trials, including the ability to timely initiate clinical sites, enrol subjects and manufacture drug candidates for our ongoing, planned and potential future clinical trials;
•time and costs required to perform research and development to identify and characterise new drug candidates from our research programmes;
•time and costs necessary to obtain regulatory authorisations and approvals that are required to execute clinical trials or commercialise our products;
•our ability to successfully commercialise our drug candidates, if approved;
•our ability to have clinical and commercial products successfully manufactured consistent with the regulations of the U.S. Food and Drug Administration, the European Medicines Agency and other applicable regulatory authorities;
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•amount of sales and other revenues from drug candidates that we may commercialise, if any, including the selling prices for such potential products and the availability of adequate third-party coverage and reimbursement for patients;
•sales and marketing costs associated with commercialising our products, if approved, including the cost and timing of building our marketing and sales capabilities;
•terms and timing of any revenue from our existing and future collaborations;
•costs of operating as a public company;
•time and cost necessary to respond to technological, regulatory, political and market developments;
•costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
•costs associated with, and terms and timing of, any potential acquisitions, strategic collaborations, licensing agreements or other arrangements that we may establish; and
•inability of clinical sites to enrol patients as healthcare capacities are required to cope with natural disasters or other health system emergencies, such as the COVID-19 pandemic.

The outcome of any of these or other variables with respect to the development of any of our current and future drug candidates could significantly change the costs and timing associated with the development and commercialisation of that drug candidate. Furthermore, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans.

Known Trends, Events and Uncertainties

We continue to actively monitor the situation related to the COVID-19 pandemic. The extent to which the COVID-19 pandemic may impact our business remains uncertain and ultimately depends on the length and severity of the pandemic, inclusive of the emergence of new strains of the virus; government actions taken in response; vaccination rates and effectiveness; the impact of vaccination requirements; and the extent of protection provided by prior viral infection.

Additionally, the recent trends towards rising inflation may also materially adversely our business and corresponding financial position and cash flows. Inflationary factors, such as increases in the cost of our research and development materials and supplies, interest rates and overhead costs may adversely affect our operating results. Rising interest rates also present a recent challenge impacting the U.S. and U.K. economies and could make it more difficult for us to obtain traditional financing on acceptable terms, if at all, in the future. Additionally, the general consensus among economists suggests that we should expect a higher recession risk to continue over the next year, which, together with the foregoing, could result in further economic uncertainty and volatility in the capital markets in the near term, and could negatively affect our operations. Furthermore, such economic conditions have produced downward pressure on share prices. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, we may experience increases in the near future (especially if inflation rates continue to rise) on our operating costs, including our labour costs and research and development costs, due to supply chain constraints, consequences associated with COVID-19 and the ongoing conflict between Russia and Ukraine, and employee availability and wage increases, which may result in additional stress on the Company’s working capital resources.

Critical Accounting Policies and Significant Judgements and Estimates

Our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2022 and 2021 are prepared in compliance with IAS 34, as issued by the IASB. The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the value of assets and liabilities — as well as contingent assets and liabilities — as reported on the statement of financial position date, and revenues and expenses arising during the fiscal year. We describe our significant accounting policies and judgements in Note 2e, “Significant accounting policies” and Note 3 “Critical Accounting estimates and judgements” in our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2022.
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